EXHIBIT 8

List of subsidiaries

Name	Juridiction

Wavecom Asia Pacific Limited	Hong Kong SAR PRC
Wavecom Inc.	Delaware, U.S.A.
Wavecom Korea Co. Ltd.	Republic of Korea (South Korea)
Wavecom Deutschland GMBH	Federal Republic of Germany
Wavecom Northern Europe Ltd.	United Kingdom